FORM 8-A


                      SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                 PURSUANT TO SECTION 12(b) OR 12 (g) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


                    			GREEN MOUNTAIN POWER CORPORATION
            (Exact name of registrant as specified in its charter)


           Vermont                                  03-0127430
(State of incorporation or              (IRS Employer Identification No.)
 organization)


25 Green Mountain Drive, South Burlington, VT          05403
(Address of principal executive offices)             (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:


    Title of each class       Name of each exchange on which
    to be so registered       each class is to be registered


Common Stock Purchase Rights      New York Stock Exchange
----------------------------      -----------------------


If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant
to General Instruction A.(c), check the following box. [   ]

Securities to be registered pursuant to Section 12(g) of the Act:

                                 			None
                               (Title of class)



Item 1.  Description of Registrant's Securities to be Registered.

On June 17, 1998, the Board of Directors of Green Mountain
Power Corporation (the "Company") declared a dividend distribution of one common share purchase right (a "Right") for each outstanding share of common stock, par value $3.33 1/3 per share (the "Common Stock"), of the Company. The dividend is payable on June 26, 1998, to holders of record of Common Stock at the close of business on such date (the "Record Date"). Each Right initially entitles the registered holder to purchase from the Company one share of Common Stock at a price of $45.00 per share of Common Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement"), dated as of June 17, 1998, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agent").

Rights will also be issued with respect to shares of Common
Stock issued after the Record Date but prior to the Distribution Date (as defined below), unless the Board of Directors determines otherwise at the time of issuance, and, under certain circumstances, Rights will also be issued with respect to shares of Common Stock issued after the Distribution Date.

Until the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (an "Acquiring Person") or (ii) ten days following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in a person, together with persons affiliated or associated with it, being the beneficial owner of 25% or more of the outstanding Common Stock (the earlier of such dates being called the "Distribution Date"), except as provided in the following paragraph for Rights attempted to be transferred to persons who would thereby hold 15% or more of the Rights, (A) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (B) new Common Stock certificates issued after the Record Date (except as set forth in the Rights Agreement) will contain a notation incorporating the Rights Agreement by reference and
(C) the surrender for transfer of any Common Stock certificates will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates. As soon as practicable following the Distribution Date and except as provided in the following paragraph, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and thereafter such separate Rights Certificates alone will evidence the Rights.

Rights may not be transferred, directly or indirectly, (i) to any person who is, or, as a result of the transfer would be, the beneficial owner of 15% or more of the Rights (including Rights that are null and void as described below), or (ii) to any affiliate or associate of any such person. Any Right that is the subject of any such purported transfer shall be null and void without any further action, and thereafter may not be exercised by any person (including any subsequent transferee) for shares of Common Stock or other assets pursuant to any provision of the Rights Agreement and shall no longer confer any rights upon any person. On June 17, 1998, the Board of Directors amended the By-laws of the Company to impose the restrictions which are referred to herein on the transferability of the Rights.

The Rights are not exercisable until the Distribution Date.
The Rights will expire on June 17, 2008 (the "Final Expiration Date") unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

The Purchase Price payable, and the number of shares of Common Stock or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for or purchase Common Stock at a price, or securities convertible into Common Stock with a conversion price, less than the then current market price of the Common Stock or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of retained earnings or dividends payable in Common Stock) or of subscription rights or warrants (other than those referred to above).

In the event that (i) the Company merges with or is involved in another business combination transaction with an Acquiring Person,
(ii) 50% or more of its consolidated assets or earning power are sold to an Acquiring Person, (iii) an Acquiring Person acquires 25% or more of the Common Stock, or (iv) an Acquiring Person engages in one or more self-dealing transactions with the Company, then, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the Company or of the acquiring company, as the case may be, which at the time of such transaction will have a value double the amount of the Purchase Price. Any Rights that are or were beneficially owned at any time on or after the Distribution Date by an Acquiring Person shall become null and void upon the occurrence of any event described in the immediately preceding sentence and no holder of such Rights shall have any right with respect to such Rights from and after the occurrence of any such event.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Common Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading day prior to the date of exercise.

At any time prior to ten days following the time at which there is an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the "Redemption Price"). Immediately upon the action of the Board of Directors of the Company ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

After the Distribution Date and prior to the time an Acquiring Person has acquired 50% or more of the outstanding Common Stock, the Board of Directors of the Company may require that some or all of the Rights be exchanged, at an exchange ratio of one share of Common Stock per Right (subject to adjustment). Immediately upon the action of the Board of Directors of the Company ordering exchange of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive Common Stock upon the exchange.

The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to extend the period during which the rights may be redeemed; provided, however, that from and after the Distribution Date, the Rights Agreement may not be amended in any manner which would adversely affect the interests of holders of the Rights. In the event an Acquiring Person, after triggering the redemption option of the Company, reduces its shareholdings to less than 15%, then the redemption rights are reinstated.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

The Rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that acquires 15% or more of the Company's Common Stock. The Rights should not interfere with any merger or business combination approved by the Board of Directors of the Company since the Board of Directors may, at its option, at any time prior to ten days following the time any Person becomes an Acquiring Person, redeem all the then outstanding Right at the Redemption Price.

The Rights Agreement (which includes as Exhibit A thereto the form of Rights Certificate and as Exhibit B thereto the Summary of Rights To Purchase Shares) is annexed hereto as Exhibit 4-a-1. The Press Release entitled "Green Mountain Power Corporation Adopts a Shareholder Rights Plan", dated June 17, 1998, is annexed hereto as
Exhibit 21.1. The form of Letter to the Shareholders of the Company, to be dated June 29, 1998, from Mr. Christopher L. Dutton, President and Chief Executive Officer, is annexed hereto as Exhibit 21.2. The By-Laws of the Company, as amended, are annexed hereto as Exhibit 3.1. Each of the foregoing Exhibits is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibits.

Item 2.  Exhibits

         3.1   By-Laws, as amended, of the Company.

         4.a.1 Rights Agreement, dated as of June 17, 1998, between the
               Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, which includes as exhibits thereto the form of Rights Certificate and the Summary of Rights to Purchase Shares. As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and thereafter such Rights Certificates will represent the Rights.

         21.1  Press Release, dated June 17, 1998.

         21.2 Form of Letter to Shareholders of the Company, to be dated June 29, 1998.



                               SIGNATURE

Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                    GREEN MOUNTAIN POWER CORPORATION



Dated: June 19, 1998   By: /s/ Christopher L. Dutton
                      					Christopher L. Dutton
                           President and Chief Executive Officer